UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2025

Commission File Number: 001-42593

Dolly Varden Silver Corporation
(Translation of registrant's name into English)

595 Burrard Street, Suite 3123

Vancouver BC, Canada V7X 1J1
(604) 609-5137
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [    ] Form 40-F [ X ]

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of the meeting and record date dated April 17, 2025

99.2	Notice of Annual General and Special Meeting of Shareholders dated May 22, 2025

99.3	Management Information Circular dated May 22, 2025

99.4	Financial Statements Request Form filed on SEDAR on May 26, 2025

99.5	Form of Proxy for Meeting of Shareholders to be held on June 24, 2025

99.6	Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on June 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dolly Varden Silver Corporation

Date: August 13, 2025	By:	/s/ Ann Fehr
	Name:	Ann Fehr
	Title:	Chief Financial Officer